UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On January 24, 2025, MMTec, Inc. (the “Company”) held its annual meeting of shareholders at 9:00 a.m. local China time in Hong Kong, China (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 13,539,444, representing approximately 53.76% of the 25,186,864 shares outstanding as of January 7, 2025, the record date for the Annual Meeting. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1.	The election of Class B directors duly nominated: Qingshun Meng and Xiaofei Ren.

NOMINEE	Votes FOR	Votes WITHHELD
Qingshun Meng	13,522,665	16,779
Xiaofei Ren	13,522,271	17,173

2.	The election of Class C director duly nominated: Xiangdong Wen

NOMINEE	Votes FOR	Votes ABSTAINED
Xiangdong Wen	13,529,870	9,571

3.	The ratification of the appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the year ending December 31, 2025.

Votes FOR	Votes AGAINST	Votes ABSTAINED
13,524,405	13,966	1,073

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: January 27, 2025

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